Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter 2020 Financial Results

Q4 net revenues increased by 6.3% year-over-year

Q4 new student enrollments1 increased by 51.8% year-over-year

BEIJING, March 18, 2021 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Snapshots

•	Net revenues were RMB584.6 million (US$89.6 million), representing a 6.3% increase year-over-year.

•	Gross billings (non-GAAP) were RMB647.8 million (US$99.3 million), compared with RMB642.0 million in the fourth quarter of 2019.

•	Gross profit was RMB486.7 million (US$74.6 million), representing an 8.6% increase year-over-year.

•	Net loss was RMB73.5 million (US$11.3 million), representing a 47.3% decrease year-over-year.

•	Net loss margin, defined as net loss as a percentage of net revenues, decreased to 12.6% from 25.4% in the fourth quarter of 2019.

•	New student enrollments were 140,726, representing a 51.8% increase year-over-year.

•	As of December 31, 2020, the Company’s deferred revenue balance was RMB3,024.4 million (US$463.5 million).

__________________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

Full Year 2020 Financial and Operational Snapshots

•	Net revenues were RMB2,203.8 million (US$337.7 million), compared with RMB2,193.9 million in 2019.

•	Gross billings (non-GAAP) were RMB2,350.4 million (US$360.2 million), compared with RMB2,358.5 million in 2019.

•	Gross profit was RMB1,816.5 million (US$278.4 million), compared with RMB1,797.6 million in 2019.

•	Net loss was RMB431.0 million (US$66.1 million), representing a 9.1% increase year-over-year.

•	Net loss margin, defined as net loss as a percentage of net revenues, increased to 19.6% from 18.0% in the year 2019.

•	New student enrollments were 434,240, representing a 19.6% increase year-over-year.

“While methodically navigating a year of both unprecedented challenges and changes, we concluded 2020 with steady and solid growth in the fourth quarter. With our strategic focus on developing diverse product offerings, improving student acquisition efficiency and enhancing curriculum effectiveness, we pursued the opportunities presenting themselves in the market as overall demand grows for higher education and professional skills programs,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “With enhanced operational efficiency and an expanded course portfolio, fourth quarter net revenues reached RMB584.6 million, growing 6.3% compared to the same period of 2019. New student enrollment increased remarkably by 51.8% year-over-year to 140,726 in the fourth quarter.

“As the post-graduate entrance exams for 2021 concluded in December with registered applicants reaching a record high of almost 3.8 million, we are well-prepared to handle the growing volume and demand. Our master's degree-oriented programs demonstrated robust growth momentum in 2020 and recorded RMB632.9 million in gross billings, with an increase of 49.5% compared with 2019. The solid performance was the result of our high-quality and tailored courses that helped capture the increasing number of applicants for post-graduate studies. We also continued our expansion of professional certification and skills programs, which yielded very encouraging results in the fourth quarter. As we head further into 2021, we are committed to the further development and roll-out of top-notch and diversified products and services for adult continuing education and skills training while keeping a close eye on improving operating efficiency as well as expanding and enhancing sales channels,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, said, “In the fourth quarter we deepened our strategy to balance business growth and profitability in a challenging environment. Our net revenues continued to grow at a healthy rate, exceeding the high end of our guidance by 4.4%. As we further improved operating efficiency and optimized costs, our general and administrative expenses in the fourth quarter declined 44.6% year-over-year, which contributed to the significant narrowing of our net loss to RMB73.5 million from RMB139.5 million in the fourth quarter of 2019. Our net loss margin decreased considerably to 12.6% from 25.4% in the fourth quarter of 2019. Going forward, we will continue to refine our operation and sales execution as we strive for robust and sustainable long-term growth, in order to consistently create value for our students and shareholders, as well as the broader society.”

Financial Results for the fourth quarter of 2020

Net Revenues

In the fourth quarter of 2020, net revenues increased by 6.3% to RMB584.6 million (US$89.6 million) from RMB549.7 million in the fourth quarter of 2019.

Cost of Revenues

Cost of revenues decreased by 3.6% to RMB97.8 million (US$15.0 million) in the fourth quarter of 2020 from RMB101.5 million in the fourth quarter of 2019. The decrease was primarily due to reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 8.6% to RMB486.7 million (US$74.6 million) in the fourth quarter of 2020 from RMB448.2 million in the fourth quarter of 2019.

Operating Expenses

In the fourth quarter of 2020, operating expenses were RMB673.7 million (US$103.3 million), representing a 12.5% increase from RMB599.0 million in the fourth quarter of 2019.

Sales and marketing expenses increased by 27.8% to RMB608.5 million (US$93.3 million) in the fourth quarter of 2020 from RMB476.1 million in the fourth quarter of 2019. The increase was mainly due to increases in (i) compensation expenses related to our sales and marketing personnel; and (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels.

General and administrative expenses decreased by 44.6% to RMB54.7 million (US$8.4 million) in the fourth quarter of 2020 from RMB98.6 million in the fourth quarter of 2019. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 56.4% to RMB10.6 million (US$1.6 million) in the fourth quarter of 2020 from RMB24.3 million in the fourth quarter of 2019. The decrease was primarily due to a decrease in the compensation expenses incurred related to our product and technology development personnel.

Other income

Other income increased to RMB109.4 million (US$16.8 million) in the fourth quarter of 2020 from RMB6.9 million in the fourth quarter of 2019. The increase was primarily due to the value-added tax exemption of RMB77.5 million offered by the relevant authorities as part of the national COVID-19 relief effort.

Net Loss

Net loss for the fourth quarter of 2020 was RMB73.5 million (US$11.3 million), compared with RMB139.5 million in the fourth quarter of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB10.87 (US$1.67) in the fourth quarter of 2020.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2020, the Company had RMB760.7 million (US$116.6 million) of cash and cash equivalents and RMB517.8 million (US$79.4 million) of short-term investments, compared with RMB1,402.2 million of cash and cash equivalents and RMB217.6 million of short-term investments as of December 31, 2019.

Deferred Revenue

As of December 31, 2020, the Company had a deferred revenue balance of RMB3,024.4 million (US$463.5 million), compared with RMB3,228.8 million as of December 31, 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support the Company’ operations. Capital expenditures were RMB4.7 million (US$0.7 million) in the fourth quarter of 2020, compared with RMB10.4 million in the fourth quarter of 2019.

Financial Results for the Year 2020

Net Revenues

In 2020, net revenues increased by 0.5% to RMB2,203.8 million (US$337.7 million) from RMB2,193.9 million in the year of 2019.

Cost of Revenues

Cost of revenues decreased by 2.3% to RMB387.3 million (US$59.4 million) in the year of 2020 from RMB396.3 million in the year of 2019.

Gross Profit

Gross profit increased by 1.1% to RMB1,816.5 million (US$278.4 million) from RMB1,797.6 million in 2019.

Operating Expenses

In the year of 2020, operating expenses were RMB2,465.5 million (US$377.9 million), representing an 9.2% increase from RMB2,257.3 million in 2019.

Sales and marketing expenses increased by 18.5% to RMB2,123.6 million (US$325.5 million) in 2020 from RMB1,792.3 million in 2019.The increase was mainly due to increases in (i) compensation expenses related to our sales and marketing personnel; (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels.

General and administrative expenses decreased by 24.2% to RMB275.4 million (US$42.2 million) in 2020 from RMB363.3 million in 2019. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 34.6% to RMB66.5 million (US$10.2 million) in 2020 from RMB101.7 million in 2019. The decrease was primarily due to a decrease in the compensation expenses incurred related to our product and technology development personnel.

Other income

Other income for 2020 was RMB203.2 million (US$31.1 million), compared with RMB21.3 million in 2019. The increase was primarily due to the value-added tax exemption of RMB156.5 million offered by the relevant authorities as part of the national COVID-19 relief effort.

Net Loss

Net loss for 2020 was RMB431.0 million (US$66.1 million), compared with RMB395.2 million in 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB63.74 (US$9.77) in 2020, compared with RMB57.81 in 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support the Company’s operations. Capital expenditures were RMB27.0 million (US$4.1 million) in 2020, compared with RMB25.5 million in 2019.

Outlook

For the first quarter of 2021, Sunlands currently expects net revenues to be between RMB670 million to RMB690 million, which would represent an increase of 18.6% and 22.1% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on March 18, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until March 25, 2021, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10152998

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP Operating cost and expense, non-GAAP loss from operations and Non-GAAP net loss per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss exclude share-based compensation expenses, and basic and diluted net loss per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S.

Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,402,226	760,710	116,584
Short-term investments	217,640	517,815	79,359
Prepaid expenses and other current assets	180,881	117,637	18,028
Deferred costs, current	243,447	158,092	24,229
Total current assets	2,044,194	1,554,254	238,200
Non-current assets
Property and equipment, net	545,675	511,092	78,328
Intangible assets, net	1,176	1,211	186
Land use right, net	-	13,564	2,079
Right-of-use assets	598,991	488,877	74,924
Deferred costs, non-current	205,488	170,160	26,078
Long-term investments	40,026	64,093	9,823
Deferred tax assets	85,513	13,015	1,995
Other non-current assets	447,639	444,628	68,142
Total non-current assets	1,924,508	1,706,640	261,555
TOTAL ASSETS	3,968,702	3,260,894	499,755

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB209,727 and RMB175,900 as of
December 31, 2019 and December 31, 2020, respectively)	435,225	607,789	93,149
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,162,938 and
RMB435,254 as of December 31, 2019 and December 31, 2020, respectively)	1,670,076	1,463,165	224,240
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of 22,659 and
RMB15,833 as of December 31, 2019 and December 31, 2020, respectively)	40,236	30,702	4,705
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2019, and December 31, 2020, respectively)	61,540	61,540	9,431
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2019 and December 31, 2020, respectively)	32,500	32,500	4,981
Total current liabilities	2,239,577	2,195,696	336,506

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,096,482 and RMB468,577 as of December 31, 2019 and December 31,
2020, respectively)	1,558,694	1,561,278	239,276
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
358,467 and RMB340,763 as of December 31, 2019 and December 31,
2020, respectively)	616,246	532,538	81,615
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of 4,415 and RMB3,203 as of
December 31, 2019 and December 31, 2020, respectively)	87,954	15,220	2,333
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2019 and December 31, 2020, respectively)	11,469	7,664	1,175
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2019 and December 31, 2020, respectively)	193,125	160,625	24,617
Total non-current liabilities	2,467,488	2,277,325	349,016
TOTAL LIABILITIES	4,707,065	4,473,021	685,522

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,978,621 shares issued as of December 31, 2019 and December 31, 2020, respectively; 1,728,006 and 1,792,560 shares
outstanding as of December 31, 2019 and December 31, 2020, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31,2019 and December 31, 2020, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,110,248 shares issued and outstanding
as of December 31,2019 and December 31, 2020, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,363,999	2,367,168	362,784
Accumulated other comprehensive income	142,435	96,490	14,788
Accumulated deficit	(3,244,587)	(3,675,129)	(563,238)
Total Sunlands Technology Group shareholders’ deficit	(738,151)	(1,211,469)	(185,666)
Noncontrolling interest	(212)	(658)	(101)
TOTAL SHAREHOLDERS’ DEFICIT	(738,363)	(1,212,127)	(185,767)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,968,702	3,260,894	499,755

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB	US$
Net revenues	549,722	584,579	89,591
Cost of revenues	(101,512)	(97,841)	(14,995)
Gross profit	448,210	486,738	74,596

Operating expenses
Sales and marketing expenses	(476,090)	(608,457)	(93,250)
Product development expenses	(24,295)	(10,598)	(1,624)
General and administrative expenses	(98,603)	(54,653)	(8,376)
Total operating expenses	(598,988)	(673,708)	(103,250)
Loss from operations	(150,778)	(186,970)	(28,654)
Interest income	9,203	6,894	1,056
Interest expense	(3,365)	(2,726)	(418)
Other income, net	6,894	109,408	16,768
Impairment loss on long-term investments	-	(882)	(135)
Loss before income tax expenses	(138,046)	(74,276)	(11,383)
Income tax expenses	(2,440)	(1,113)	(171)
Gain from equity method investments	949	1,877	288
Net loss	(139,537)	(73,512)	(11,266)

Less: Net loss attributable to noncontrolling interest	(74)	(359)	(55)

Net loss attributable to Sunlands Technology Group	(139,463)	(73,153)	(11,211)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(20.46)	(10.87)	(1.67)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,815,041	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB	US$
Net loss	(139,537)	(73,512)	(11,266)
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(33,578)	(27,013)	(4,140)
Total comprehensive loss	(173,115)	(100,525)	(15,406)
Less: comprehensive loss attributable to noncontrolling interest	(74)	(359)	(55)
Comprehensive loss attributable to Sunlands Technology Group	(173,041)	(100,166)	(15,351)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB
Net revenues	549,722	584,579
Less: other revenues	(11,137)	(14,834)
Add: tax and surcharges	35,746	150,531
Add: ending deferred revenue	3,228,770	3,024,443
Add: ending refund liability	128,478	232,859
Less: beginning deferred revenue	(3,214,564)	(3,090,296)
Less: beginning refund liability	(75,046)	(239,526)
Gross billings (non-GAAP)	641,969	647,756

Net loss	(139,537)	(73,512)
Add: income tax expenses	2,440	1,113
depreciation and amortization	9,343	9,011
interest expense	3,365	2,726
Less: interest income	(9,203)	(6,894)
EBITDA (non-GAAP)	(133,592)	(67,556)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	101,512	97,841
Less: Share-based compensation expenses in cost of revenues	(53)	(113)
Non-GAAP cost of revenues	101,459	97,728

Sales and marketing expenses	476,090	608,457
Less: Share-based compensation expenses in sales and marketing expenses	(131)	(5)
Non-GAAP sales and marketing expenses	475,959	608,452

General and administrative expenses	98,603	54,653
Less: Share-based compensation expenses in general and administrative expenses	(512)	(409)
Non-GAAP general and administrative expenses	98,091	54,244

Operating costs and expense	700,500	771,549
Less: Share-based compensation expenses	(696)	(527)
Non-GAAP operating costs and expense	699,804	771,022

Loss from operations	150,778	186,970
Less: Share-based compensation expenses	(696)	(527)
Non-GAAP loss from operations	150,082	186,443

Net loss attributable to Sunlands Technology Group	139,463	73,153
Less: Share-based compensation expenses	(696)	(527)
Non-GAAP net loss attributable to Sunlands Technology Group	138,767	72,626

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	20.46	10.87
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	20.36	10.79

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,815,041	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,815,041	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
Net revenues	2,193,902	2,203,791	337,746
Cost of revenues	(396,316)	(387,272)	(59,352)
Gross profit	1,797,586	1,816,519	278,394

Operating expenses
Sales and marketing expenses	(1,792,285)	(2,123,618)	(325,459)
Product development expenses	(101,717)	(66,528)	(10,196)
General and administrative expenses	(363,307)	(275,391)	(42,206)
Total operating expenses	(2,257,309)	(2,465,537)	(377,861)
Loss from operations	(459,723)	(649,018)	(99,467)
Interest income	60,166	25,809	3,957
Interest expense	(14,312)	(11,692)	(1,792)
Other income, net	21,280	203,210	31,143
Impairment loss on long-term investments	-	(882)	(135)
Loss before income tax expenses	(392,589)	(432,573)	(66,294)
Income tax expenses	(2,440)	236	36
(Loss)/gain from equity method investments	(136)	1,349	207
Net loss	(395,165)	(430,988)	(66,051)

Less: Net loss attributable to noncontrolling interest	(348)	(446)	(68)

Net loss attributable to Sunlands Technology Group	(394,817)	(430,542)	(65,983)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(57.81)	(63.74)	(9.77)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,830,058	6,754,134	6,754,134

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
Net loss	(395,165)	(430,988)	(66,051)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	23,608	(45,945)	(7,041)
Total comprehensive loss	(371,557)	(476,933)	(73,092)
Less: comprehensive loss attributable to noncontrolling interest	(348)	(446)	(68)
Comprehensive loss attributable to Sunlands Technology Group	(371,209)	(476,487)	(73,024)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Net revenues	2,193,902	2,203,791
Less: other revenues	(23,481)	(31,272)
Add: tax and surcharges	123,472	277,831
Add: ending deferred revenue	3,228,770	3,024,443
Add: ending refund liability	128,478	232,859
Less: beginning deferred revenue	(3,286,025)	(3,228,770)
Less: beginning refund liability	(6,625)	(128,478)
Gross billings (non-GAAP)	2,358,491	2,350,404

Net loss	(395,165)	(430,988)
Add: income tax expenses	2,440	(236)
depreciation and amortization	37,223	40,267
interest expense	14,312	11,692
Less: interest income	(60,166)	(25,809)
EBITDA (non-GAAP)	(401,356)	(405,074)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	396,316	387,272
Less: Share-based compensation expenses in cost of revenues	(317)	(146)
Non-GAAP cost of revenues	395,999	387,126

Sales and marketing expenses	1,792,285	2,123,618
Less: Share-based compensation expenses in sales and marketing expenses	(674)	(14,278)
Non-GAAP sales and marketing expenses	1,791,611	2,109,340

General and administrative expenses	363,307	275,391
Less: Share-based compensation expenses in general and administrative expenses	(1,979)	(15,324)
Non-GAAP general and administrative expenses	361,328	260,067

Operating costs and expense	2,653,625	2,852,809
Less: Share-based compensation expenses	(2,970)	(29,748)
Non-GAAP operating costs and expense	2,650,655	2,823,061

Loss from operations	459,723	649,018
Less: Share-based compensation expenses	(2,970)	(29,748)
Non-GAAP loss from operations	456,753	619,270

Net loss attributable to Sunlands Technology Group	394,817	430,542
Less: Share-based compensation expenses	(2,970)	(29,748)
Non-GAAP net loss attributable to Sunlands Technology Group	391,847	400,794

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	57.81	63.74
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	57.37	59.34

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,830,058	6,754,134
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,830,058	6,754,134